UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34427 / November 29, 2021

In the Matter of

Blackstone / GSO Floating Rate Enhanced Income Fund
Blackstone Long-Short Credit Income Fund
Blackstone Private Credit Fund
Blackstone Senior Floating Rate Term Fund
Blackstone Strategic Credit Fund
Blackstone Secured Lending Fund
Blackstone Liquid Credit Strategies LLC
Blackstone Credit BDC Advisors LLC
Blackstone Alternative Credit Advisors LP
Blackstone Liquid Credit Advisors I LLC
Blackstone Liquid Credit Advisors II LLC
Blackstone Mezzanine Advisors L.P.
Blackstone CLO Management LLC (Management Series)
Blackstone Ireland Limited
Blackstone Ireland Fund Management Limited
Blackstone Structured Products Advisors LP
G QCM SCSp
GSO Barre Des Ecrins Fund I SCSp
GSO Barre Des Ecrins Fund II SCSp
GSO Barre Des Ecrins Master Fund SCSp
Blackstone Alternative Investment Funds Plc (Blackstone Diversified
        Multi-Strategy Fund)
Blackstone Alternative Multi-Strategy Fund (Blackstone Alternative
        Multi-Strategy Sub Fund III LLC)
BSOF Master Fund II L.P.
BSOF Master Fund L.P.
BSOF Parallel Master Fund L.P.
Allegany Park CLO, Ltd.
Beechwood Park CLO, Ltd.
Birchwood Park CLO, Ltd.
Blackstone European Senior Loan Fund
Blackstone / GSO Global Dynamic Credit Master Fund
Blackstone Secured Trust Ltd.
Blackstone Securities Partners L.P.
Blackstone HPPI CLO Fund FCP-RAIF
Blackstone Holdings I L.P.
Blackstone Holdings II L.P.
Blackstone Holdings III L.P.

Blackstone Holdings IV L.P.
Blackstone Holdings Finance Co, L.L.C.
Blackstone US Loan Master Fund
Blackstone Diversified Alternatives Asset HoldCo L.L.C.
Blackstone Harrington Partners L.P.
Blackstone Treasury Holdings II LLC
Blackstone Treasury Solutions Master Fund L.P.
Blackstone CLO Opportunity Master Fund LP
Bowman Park CLO, Ltd.
Bristol Park CLO, Ltd.
Buckhorn Park CLO, Ltd.
Burnham Park CLO, Ltd.
Buttermilk Park CLO, Ltd.
BCRED Twin Peaks LLC
BCRED Siris Peak Funding LLC
BCRED Denali Peak Funding LLC
BXC Jade Topco 1 LP
BXC Jade Topco 2 LP
BXC Jade Topco 3 LP
BXC Jade Topco 4 LP
BXC Jade Sub 1 LLC
BXC Jade Sub 2 LLC
BXC Jade Sub 3 LLC
BXC Jade Sub 4 LLC
Carysfort Park CLO DAC
Castle Park CLO Designated Activity Company
Catskill Park CLO, Ltd.
Cayuga Park CLO, Ltd.
Chenango Park CLO, Ltd.
Cirrus Funding 2018-1, Ltd.
Clarinda Park CLO Designated Activity Company
Clontarf Park CLO Designated Activity Company
Cole Park CLO Ltd.
Cook Park CLO, Ltd.
Crosthwaite Park CLO Designated Activity Company
Cumberland Park CLO, Ltd.
Dartry Park CLO Designated Activity Company
Deer Park CLO DAC
Dewolf Park CLO, Ltd.
Diamond CLO 2018-1 Ltd.
Diamond CLO 2019-1 Ltd.
Dorchester Park CLO Designated Activity Company
Dunedin Park CLO Designated Activity Company
Elm Park CLO Designated Activity Company
Emerald Direct Lending 1 Limited Partnership
Emerald Direct Lending 2 Limited Partnership
Emerald Topco LP
Emerson Park CLO, Ltd.

Fillmore Park CLO, Ltd.
Fleet Street Auto 2020 LP
Gilbert Park CLO, Ltd.
GN Loan Fund LP
Greenwood Park CLO, Ltd.
Griffith Park CLO Designated Activity Company
Grippen Park CLO, Ltd.
Blackstone Senior Floating Rate Opportunity Fund LP
GSO Aiguille Des Grands Montets Fund I LP
GSO Aiguille Des Grands Montets Fund II LP
GSO Aiguille Des Grands Montets Fund III LP
GSO Capital Opportunities Fund III LP
Blackstone Capital Opportunities Fund IV LP
GSO Capital Solutions Fund II LP
GSO Capital Solutions Fund III LP
GSO Churchill Partners II LP
GSO Churchill Partners LP
GSO COF III Co-Investment Fund LP
Blackstone COF IV Co-Investment Fund LP
GSO Co-Investment Fund-D L.P.
GSO Credit Alpha Diversified Alternatives LP
GSO Credit Alpha Fund II LP
GSO Credit Alpha Fund LP
GSO Credit-A Partners LP
GSO Diamond Portfolio Fund LP
GSO Direct Lending Fund-D LP
GSO Energy Lending Fund-A Onshore LP
GSO Energy Lending Fund-A Overseas LP
GSO Energy Partners-A LP
GSO Energy Partners-B LP
GSO Energy Partners-C II LP
GSO Energy Partners-C LP
GSO Energy Partners-D LP
GSO Energy Partners-E LP
GSO Energy Select Opportunities Fund II LP
GSO Energy Select Opportunities Fund LP
GSO European Senior Debt Fund II LP
GSO European Senior Debt Fund LP
GSO European Senior Debt Fund II Levered EEA SCSp
GSO European Senior Debt Fund II EEA SCSp
GSO Harrington Credit Alpha Fund L.P.
GSO Jasmine Partners LP
GSO Orchid Fund LP
GSO Palmetto Opportunistic Investment Partners LP
GSO Palmetto Strategic Partnership, L.P.
GSO RP Holdings LP
GSO SJ Partners LP
GSO Special Situations Master Fund LP

Harbor Park CLO, Ltd.
Harriman Park CLO, Ltd.
Holland Park CLO Designated Activity Company
Jay Park CLO, Ltd.
Long Point Park CLO, Ltd.
Maple Park CLO, Ltd.
Marlay Park CLO Designated Activity Company
Marino Park CLO DAC
Milltown Park CLO Designated Activity Company
Myers Park CLO, Ltd.
Niagara Park CLO, Ltd.
Orwell Park CLO Designated Activity Company
Palmerston Park CLO Designated Activity Company
Phoenix Park CLO Designated Activity Company
Reese Park CLO, Ltd.
Richmond Park CLO Designated Activity Company
Sage Topco LP
Seapoint Park CLO Designated Activity Company
Seneca Park CLO, Ltd.
Sierra Parent LP
Sorrento Park CLO Designated Activity Company
Southwick Park CLO, Ltd.
Stratus CLO 2020-1, Ltd.
Stratus CLO 2020-2, Ltd.
Stewart Park CLO, Ltd.
Sutton Park CLO Designated Activity Company
Taconic Park CLO, Ltd.
Thacher Park CLO, Ltd.
Thayer Park CLO, Ltd.
Thompson Park CLO, Ltd.
Treman Park CLO, Ltd.
Tryon Park CLO, Ltd.
Tymon Park CLO Designated Activity Company
Vesey Park CLO DAC
Webster Park CLO, Ltd.
Westcott Park CLO, Ltd.
Willow Park CLO Designated Activity Company

345 Park Avenue
New York, NY 10154

(812-15135)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Blackstone / GSO Floating Rate Enhanced Income Fund, et al., filed an application on June 16, 2020 and amendments to the application on February 22, 2021, and July 16, 2021, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies ("Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment funds and accounts.

On November 1, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34412). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-15135) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary